                                                                Exhibit (99) (i)

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE


                          AMERICAN STANDARD'S DIASORIN
                            ANNOUNCES VIRUS DISCOVERY


Piscataway, NJ - February 24, 1999 - DiaSorin Inc., a member of the Medical Systems Group of American Standard Companies Inc. (NYSE: ASD), today announced that its scientists have discovered a previously unidentified virus with several variants. The virus and its variants have unique genomic sequences that have been characterized at the molecular level and a prototype assay has been developed.

Preliminary studies on a limited number of subjects appear to link this virus to advanced liver disease of as yet unknown cause. Furthermore, the virus has been found in a high percentage of intravenous drug abusers. The prevalence of the virus in healthy blood donors is low.

Recognizing the difficulty of linking a new viral agent to diseases of unknown cause and the potential significance of these findings to blood banking, DiaSorin intends to extend its studies to assess the biological significance of this viral agent in an expeditious manner. To this end, DiaSorin is inviting clinical investigators to participate in studies of this virus.

Patent applications covering this discovery have been filed. Its future commercialization potential, however, is considered speculative at the present time and will depend on, among other things, issuance of the patents applied for and development of additional evidence confirming linkage of the virus with disease of presently unknown cause.

American Standard is the global, diversified manufacturer of Trane(R) and American Standard(R) air conditioning products, American Standard(R), Ideal Standard(R), Standard(R) , Porcher(R), Armitage Shanks(R) and Dolomite(R) plumbing products, WABCO(R) commercial and utility vehicle braking and control systems, LARA(R) and Copalis(R) medical diagnostic systems and DiaSorin(TM) medical diagnostic products.


For Further Information Contact:
Ray Pipes (732) 980-6095


The latest news release and corporate information can be heard on 1-888-ASD-NEWS. Additional information on American Standard is available on the Company's Worldwide Web site at http://www.americanstandard.com